UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUED PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2004

Commission File Number 000-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

12 Abba Hillel Silver Street
Lod 71111
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, include below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Attached hereto and incorporated by reference herein is a press release of the registrant, dated October 27, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Date: October 27, 2004	NUR MACROPRINTERS LTD. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REPORTS THIRD QUARTER 2004 RESULTS

Revenues of $19.9 million, up 16% from third quarter 2003

General Release of the new Expedio printer is expected early, in the fourth quarter 2004

LOD, Israel, October 27, 2004 – NUR Macroprinters (Nasdaq-SCM: NURM), a leading supplier of wide-format inkjet production printing systems, today reported its unaudited financial results for the third quarter ended September 30, 2004.

The Company also reported that it expects to announce the general release of its new NUR Expedio™ wide-format UV inkjet production printers during the fourth quarter of 2004. The Company expects to recognize meaningful revenues from this new product starting during the fourth quarter, which will lead to increased revenues and an improvement in gross margins.

Revenues for the third quarter of 2004 were $19.9 million, a 16% increase compared to $17.1 million reported in the third quarter of 2003 and a 3% decrease compared to $20.5 million reported in the prior quarter. The year over year increase is mostly attributed to increased Tempo and Fresco II sales in the USA.

Operating income in the third quarter of 2004 was $10,000 and net loss was ($798,000) or ($0.03) per diluted share. Operating loss and net loss for the third quarter of 2003 (on a non-GAAP basis, which excludes a write-off of inventory) was ($328,000) and ($948,000) or ($0.05) per basic share, respectively. Operating profit for the second quarter of 2004 was $1.2 million and the net profit was $233,000 or $0.01 per diluted share. We provided this non-GAAP measure for the third quarter of 2003, to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding certain non-recurring expenses and write-off amounts included in our third quarter of 2003 results. Figures on a GAAP basis for the third quarter of 2003 are available in the tables below.

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Revenues for the nine months ended September 30, 2004 were $58.9 million, a 24% increase compared with $47.3 million reported for the same period in the prior year. Operating income for the first nine months of 2004 was $1.5 million and net loss was ($1.5) million or ($0.07) per basic share, compared to results (on a non-GAAP basis) of an operating loss of ($2.5) million and a net loss of ($4.1) million or ($0.24) per basic share for the same period in the prior year.

For the full year of 2004, the Company continues to expect to record revenues of $80-82 million. However, it has revised its projections for a lower gross margin, which will lead to a net loss for the full year of 2004 of ($0.7) to ($1.0) million, or ($0.03-0.04) cents per share. The lower gross margin is due to market conditions and lower prices for our printers.

For the full year of 2005, the Company expects to record revenues of $91-93 million. Gross margins are expected to be 37-39% and net profit for the full year 2005 is expected to be $3-5 million.

The Company also reported that Mr. Nachum Korman, President of NUR America Inc., the Company’s U.S. subsidiary, decided to step down in order to pursue other business opportunities. The Company is actively seeking for a suitable replacement. David Amir, CEO, will serve as acting President until this position is filled.

Based on the third quarter results, the Company does not meet certain of the financial covenants set forth in its loan agreements with banks. The Company is currently in the process of obtaining waivers from the banks for the above-mentioned non-compliance. Based on preliminary discussions with the banks, the Company believes that such waivers will be obtained. Should the waiver not be obtained, the Company’s long-term debt of $27.6 million will be reclassified as short term debt, resulting in a short term debt of $42.7 million and not as presented in this release.

David Seligman, Chief Financial Officer of NUR Macroprinters, commented, “During the third quarter, we faced some pricing pressure in our printer markets as our main competitor reduced prices by up to 40%. In spite of this, we still managed to meet our targets in terms of number of printers but with prices below expectations. This caused a slight reduction in our top line, and our gross margins declined from 40% to 34%. As a result, we are reporting a net loss for the quarter. As we are about to launch our new product line, the NUR Expedio™ we expect revenues to increase. Our efforts to increase production efficiency and reduce cost of goods are starting to bear fruit and taking this into account, as well as the higher margins for the NUR Expedio™ we expect gross margins to improve in the coming quarter. We believe that we will return to profitability in the fourth quarter of 2004.”

David Amir, President and CEO, added, “During the last quarter, NUR completed the development of the new Expedio™ 5 meter printer, and it is expected to be released very soon. We believe that our early release is a testament to the hard work and effort our R&D department has put into the product and we applaud them for remaining ahead of schedule. Over the last year, we have seeded some exciting developments and we expect to bring new and exciting offerings to the market already by early 2005. We believe that our product development together with our response to the new market conditions, will allows us to remain on track in our long term plan to expand our addressable market and bring increased value to our shareholders.”

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CONFERENCE CALL
The Company will host a conference call to discuss these results on Wednesday, October 27 at 10:00 am EDT (16:00 Israel time). To participate, please call 1-866-500-4964 (U.S. toll free), or +972-3-925-5910 (International).

A PowerPoint presentation highlighting key financial metrics will also be available in the Investor Relations section of the Company’s web site for approximately three months until to the date of release of the Company’s next quarter’s earnings release.

The conference call also will be available for replay for two days starting 12:00pm EDT on the day of the call, by calling 1-866-276-1485 (U.S.) or +972-3-925-5900 (International).

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, decline in demand for our products, our inability to secure waivers from our lenders regarding any failures to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman CFO
+ 972 (54) 772-6559
cfo@nur.com

IR Firm:	Ehud Helft / Kenny Green
Gelbart Kahana Investor Relations
+1 866 704-6710
ehud@gk-biz.com / kenny@gk-biz.com

(TABLES TO FOLLOW)

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

	September 30, 2004	December 31, 2003
	Unaudited	Audited

Current Assets :
Cash and cash equivalents	9,988	10,301
Short-term restricted cash	--	772
Accounts receivable - trade	25,651	18,571
Other receivables and prepaid expenses	3,142	5,800
Inventories	20,915	15,947

Total Current Assets	59,696	51,391

Long-term investments
Long-term accounts receivables - trade	1,161	758
Investment in an affiliate	--	1,048
Restricted long-term bank deposits	43	44
Long-term prepaid expenses	87	84
Severance pay funds	732	810

	2,023	2,744

Property, plant and equipment, net	5,191	6,084

Other assets, net	1,497	736

Deferred income taxes	642	989

Total assets	69,049	61,944

Liabilities and Shareholders' Equity
Current Liabilities :
Short-term bank credit and bank loans [1]	12,033	15,104
Current maturities of long - term loans	3,000	862
Trade payables	14,081	8,724
Other accounts payable and accrued expenses	8,730	7,777
Customer advances	721	54

Total Current Liabilities	38,565	32,521

Long -Term Liabilities :
Long - Term loans, net of current maturities [1]	27,623	29,981
Accrued severance pay	998	945

Total Long -Term Liabilities :	28,621	30,926

Shareholders' Equity :
Share capital	6,146	4,261
Additional paid in capital	51,561	46,962
Receipt on account of shares	0	1,534
Accumulated other comprehensive loss	(1,180)	(1,137)
Accumulated Deficit	(54,664)	(53,123)

Total Shareholders' Equity	1,863	(1,503)

Total Liabilities and Shareholders' Equity	69,049	61,944

1	Based on the third quarter results, the Company does not meet certain of the financial covenants set forth in its loan agreements with banks. The Company is currently in the process of obtaining waivers from the banks for the above-mentioned non-compliance. Based on preliminary discussions with the banks, the Company believes that such waivers will be obtained. Should the waiver not be obtained, the Company’s long-term debt of $27.6 million shall be reclassified as short term debt, resulting in a short term debt of $42.7 million and not as presented

NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
U.S. $ in thousands, except per share data

	Three months ended			Nine months ended
	30-Sep-04	30-Sep-03		30-Sep-04	30-Sep-03
	GAAP	GAAP	Non GAAP (1)	GAAP	GAAP	Non GAAP (1)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues
Sales of printers and related products	$19,902	$17,136	$17,136	$58,889	$47,332	$47,332
Cost of sales of printers & related
products	13,183	9,979	9,979	36,861	29,204	29,204
One time inventory costs and write-offs	--	4,512	--	--	10,034	--

Gross profit	6,719	2,645	7,157	22,028	8,094	18,128
	33.8%	15.4%	41.8%	37.4%	17.1%	38.3%

Research & Development expenses	1,926	1,696	1,696	6,074	5,436	5,436
Less-Grants	139	(89)	(89)	139	(687)	(687)

Research & Development expenses, net	2,065	1,607	1,607	6,213	4,749	4,749
Selling expenses, net	1,977	2,786	2,786	6,664	8,670	8,670
General and administrative expenses	2,667	3,092	3,092	7,615	7,236	7,236
One time doubtful debts expenses	--	--	--	--	6,694	--
Restructuring & other one time expenses	--	--	--	--	2,074	--

Operating Expenses	6,709	7,485	7,485	20,492	29,423	20,655

Operating income (loss)	10	(4,840)	(328)	1,536	(21,329)	(2,527)

Financial and other expenses net	(631)	(572)	(572)	(2,720)	(1,353)	(1,353)

Income (loss) before taxes on income	(621)	(5,412)	(900)	(1,184)	(22,682)	(3,880)

Taxes on income	(177)	(48)	(48)	(357)	(206)	(206)

Net Income/(Loss) for the period	$(798)	$(5,460)	$(948)	$(1,541)	$(22,888)	$(4,086)

	(4.0)%	(31.9)%	(5.5)%	(2.6)%	(48.4)%	(8.6)%

Profit/(Loss) per basic share	$(0.03)	$(0.32)	$(0.05)	$(0.07)	$(1.33)	$(0.24)

Profit/(Loss) per diluted share	$(0.03)	$(0.32)	$(0.05)	$(0.07)	$(1.33)	$(0.24)

Weighted average number of shares
outstanding during the period	25,920,592	17,276,506	17,276,506	23,620,984	17,206,280	17,206,280
Weighted average number of diluted
shares outstanding during the period	25,920,592	17,276,506	17,276,506	23,620,984	17,206,280	17,206,280

Non GAAP Pro forma results of operations excludes the following expenses:
(1) Excluding $2.1 million of restructuring expenses and $6.7 million of one time doubtful debts expenses and one time inventory write-offs of $5.5 million